Exhibit 16

August 22, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated August 22, 2007, of State Auto Insurance Companies Capital Accumulation Plan and are in agreement with the statements contained in paragraphs 2, 3, 4, and 5 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.